Rudolph "Rudy" Fritsch, Director of Investor Relations, has been President of [Allsteel](#), a manufacturer of industrial metal-forming equipment, for 15 years. He was born in Hungary in 1947, and emigrated to Canada during the Hungarian Revolution of 1956. As an engineer and entrepreneur, he ran a successful family business in Canada for decades, at its peak employing over 100 workers.